FORM 12B-25 NOTIFICATION OF LATE FILING

                                                  SEC FILE NUMBER
                                                     CUSIP NUMBER
                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


(Check One): x Form 10-K Form 20-F Form 11-K Form 10-Q Form N-SAR

For Period Ended:    December 31, 1998

Transition Report on Form 10-K
Transition Report on Form 20-F Transition Report on Form 11-K
Transition Report on Form 10-A Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form, Please
Print or Type.
Nothing in this form shall be construed to imply that the Commissions have verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRATION INFORMATION (Official Text)

Full Name of Registrant:      IGENE Biotechnology, Inc.
Former Name if Applicable:
Address of Principal Executive
  Office (Street and Number): 9110 Red Branch Road
City, State and Zip Code:     Columbia, Maryland 21045-2024

PART II - RULES 1b-25(b) AND (c) (Official Text)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed. (Check box if
appropriate)     x

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant's statement or other exhibit required by Rule
     12b-25(c) has been attached if applicable.

PART III - NARRATIVE (Official Text)

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach
Extra Sheets if Needed)

PART IV - OTHER INFORMATION (Official Text)

(1) Name and telephone number of person to contact in regard to this notification
          Stephen F. Hiu
          410-997-2599

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 of Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). YES

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
     NO

  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


Name of Registrant as Specified in Charter:
IGENE Biotechnology, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date:     March 16, 1999
By:  /s/ Stephen F. Hiu, Ph.D., President

INSTRUCTIONS:

The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                            ATTENTION

Intentional misstatements of omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).

              GENERAL INSTRUCTIONS (Official Text)

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities
     Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendment to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (232.13(b) of this chapter). (Amended by Sec Act Rel No. 7122, Esch Act Rel No. 35113, eff 1/30/95).

March 11, 1999


                                           Berenson & Company LLC
                        Certified Public Accounts and Consultants
                                                    135 West 50th
                                         StreetNew York, NY 10020
                                                     212-977-6800
                                FAX: 212-245-3808 or 212-245-7098
                                          http://www.berenson.com
                                         email: info@berenson.com
                                        1912 Sunderland Place, NW
                                             Washington, DC 20036
                                                     202-331-1044
                                                FAX: 202-331-1085

United States Security and
  Exchange Commission
Washington, D.C. 20549

Re:  Igene Biotechnology, Inc.
     EIN:  52-1230461

To Whom It May Concern:

We are the independent auditors for Igene Biotechnology, Inc. We are unable at this point in time to express an opinion on the Company's December 31, 1998 financial statements or review the 10 KSB as Igene is awaiting the outcome of significant subsequent events which could impact the financial statement disclosures.

Respectfully yours,

/s/ Berenson & Company LLP